EXHIBIT 99.2

Colliers International Group Inc. First Quarter 2018 Financial Results May 1, 2018

Forward - Looking Statements 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com ) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Colliers International 2018 Appendix for reconciliations to GAAP measures.

Colliers International 2018 ▪ Strong first quarter results, with balanced revenue growth from acquisitions and internally ▪ Quarterly revenues up 18% (14% in local currencies) with internal growth of 6% ▪ Adjusted EPS of $0.45, up 25% from the prior year quarter ▪ Expanded revolving credit facility to $1.0 billion, extended maturity to April 2023 and improved pricing by 25 basis points across the leverage grid ▪ Total of five acquisitions completed so far this year, three acquisitions in the first quarter ▪ Q1 2018 results reflect the adoption of new US GAAP revenue recognition standard; immaterial impact to earnings. Q1 2017 results have been restated for the impact of the adoption. First Quarter 2018 Results 3

Colliers International 2018 4 First Quarter 2018 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations. USD LC (1) Revenue 552 . 5 466.3 18% 14% Adjusted EBITDA 36 . 1 31.3 16% 14% Adjusted EBITDA Margin 6 . 5% 6.7% Adjusted EPS 0 . 45 0.36 25% GAAP Operating Earnings 15 . 7 12.8 23% GAAP Operating Earnings Margin 2 . 8% 2.8% GAAP EPS 0 . 13 0.04 225% Q1 2018 Q1 2017 % Change over Q1 2017

Colliers International 2018 167.7 144.8 143.0 122.4 241.7 199.0 2 0 18 2 0 17 5 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Q1 Revenue 552.5 466 . 3 First Quarter 2018 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over Q1 2017 U S D L C Total 18% 14% Outsourcing & Advisory 21% 15% Sales Brokerage 17% 13% Lease Brokerage 16% 12% Revenue Mix Q1 2018 Q1 2017 Outsourcing & Advisory 44% 43% Sales Brokerage 26% 26% Lease Brokerage 30% 31% Total 100% 100%

Colliers International 2018 6 Q1 2018 Adjusted EBITDA (1) First Quarter Geographic Split (US$ millions) Q1 2018 Revenue (1) Q1 2018 GAAP Operating Earnings (Loss): $20.0M Americas, ($9.6M) EMEA, $9.4M Asia Pacific (2) Q1 2017 GAAP Operating Earnings (Loss): $12.7M Americas, ($1.0M) EMEA, $5.5M Asia Pacific 59% 21% 20 % A m e r i c a s 328.5 E M EA 115 . 7 Asia Pacific 107.8 A m e r i c a s 283.8 E M EA 90.8 Q1 2017 Revenue Asia Pacific 91.2 61% 19% 20 % A m e r i c a s 26.5 E M EA (0.4) Asia Pacific 11.2 71% - 1% 30% 68% 11% 21 % A m e r i c a s 22.4 E M EA 3.7 Q1 2017 Adjusted EBITDA (2) Asia Pacific 6.9

Colliers International 2018 7 R e v e nue Amer i cas (US$ millions) ▪ Revenues up 15% in local currencies, with 8% growth from recent acquisitions and 7% from internal growth ▪ Internal growth was spread evenly across all three service lines, with strong contribution from Canadian operations ▪ Adjusted EBITDA up 18% with margin improvement from operating leverage Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q1 2018 $20.0M at 6.1% margin ; Q1 2017 $12.7M at 4.5% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) U S D L C Internal Growth (LC) Revenue Growth 16% 15% 7% 328.5 119.5 283.8 103.5 88.6 75.9 120.4 104.4 Q1 2018 Q1 2017 26 . 5 22 . 4 8.1% 7.9% Q1 2018 Q1 2017

Colliers International 2018 3 . 7 115.7 68.2 90.8 49.8 23.6 20.4 23.9 20.6 Q1 2018 8 R e v e nue EMEA (US$ millions) ▪ Revenues up 11% in local currencies, 13% growth from recent acquisitions offset by a 2% decline in internal revenues ▪ Internal revenues were impacted by a decline in Sales Brokerage activity, primarily in the UK, relative to the strong results reported in the prior year period ▪ Pipelines in the UK, Germany and other major markets in the region remain solid ▪ Adjusted EBITDA decline driven by planned investments in incremental revenue producers in major markets as well as revenue mix Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Loss: Q1 2018 ($9.6M) at - 6.1% margin ; Q1 2017 ($1.0M) at - 1.1% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) (0.4) Q1 2018 Q1 2017 4.1% - 0.4% U S D L C Q1 2017 Internal Growth (LC) Revenue Growth 27% 11% - 2%

Colliers International 2018 ▪ Revenues up 14% in local currencies, with 12% from internal growth and 2% growth from a recent acquisition ▪ Internal growth was driven by notable increases in Sales Brokerage activity in Hong Kong and China as well as strong Lease Brokerage throughout the region, including Australia and New Zealand ▪ Adjusted EBITDA reflects operating leverage due to revenue growth, particularly in Hong Kong and China 107.8 53.5 91.2 45.3 30.8 26 . 0 23.5 19 . 9 Q1 2018 9 R e v e nue Asia Pacific (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q1 2018 $9.4M at 8.7% margin ; Q1 2017 $5.5M at 6.0% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) U S D L C Q1 2017 Internal Growth (LC) Revenue Growth 18% 14% 12% 11 . 2 6 .9 10.4% 7.6% Q1 2018 Q1 2017

Colliers International 2018 10 Highlights ▪ Net debt / pro forma adjusted EBITDA leverage of 1.3x at March 31, 2018 down from 1.4x in the prior year comparable period ▪ Strong first quarter acquisition momentum continued subsequent to quarter end with Salt Lake City and Winnipeg acquisitions ▪ Expanded ($1 billion capacity) and extended (April 2023) credit facility provides ample capacity for future growth ▪ Anticipated capital expenditures of $40 - 42 million for full year 2018 Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiaries. C a s h Total Debt 405.0 $ 307.3 145.5 121.8 Net Debt Redeemable non - controlling interests Shareholders' equity 303.0 235.2 $ 589.9 $ 664.3 Total capitalization Net debt / pro forma adjusted EBITDA 1 .3 0 .6 1 .4 Capital Expenditures Acquisition Spend (1) March 31, 2018 December 31, 2017 $ 108 . 5 249 . 9 $ 141 . 4 March 31, 2017 $ 97.7 3 Months Ended March 31, 2018 $ 6.2 $ 87.8 March 31, 2017 $ 6.7 $ 55.9 $ 111 . 6 436 . 5 $ 324 . 9 153 . 1 320 . 5 $ 798.5

Colliers International 2018 ▪ 2018 Outlook o Predicated on stable market conditions, including modest economic growth and increases to interest rates o Low to mid single - digit percentage internal revenue growth on full year basis plus mid single - digit revenue growth due to acquisitions o Adjusted EBITDA margin improvement of 20 - 30 bps o Consolidated income tax rate of 30 - 32% (including benefit of lower corporate tax rates under US Tax Reform) o Low to mid teen percentage adjusted EPS growth on full year basis o Future acquisitions would be incremental to growth assumptions above ▪ Enterprise 2020 Plan o In year 3 of 5 year plan, Colliers remains on - track to achieving growth targets Looking Ahead 11

Appendix: Reconciliation of non - GAAP measures

Colliers International 2018 Reconciliation of GAAP earnings to adjusted EBITDA 13 (US$ thousands) Three months ended March 31, 2018 March 31, 2017 Net earnings $ 8 , 541 $ 6 , 800 Income tax 4 , 716 4 , 327 Other income, net (427) ( 1 , 229) Interest expense, net 2 , 915 2 , 942 Operating earnings 15 , 745 12 , 840 Depreciation and amortization 15 , 858 12 , 027 Acquisition - related items 2 , 253 4 , 208 Restructuring costs 70 734 Stock - based compensation expense 2 , 214 1 , 443 Adjusted EBITDA $ 36 , 140 $ 31 , 252

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Three months ended (US$ thousands) March 31, 2018 March 31, 2017 Net earnings $ 8 , 541 $ 6 , 800 Non - controlling interest share of earnings (670) ( 2 , 202) Amortization of intangible assets 8 , 588 6 , 050 Acquisition - related items 2 , 253 4 , 208 Restructuring costs 70 734 Stock - based compensation expense 2 , 214 1 , 443 Income tax on adjustments ( 2 , 423) ( 2 , 010) Non - controlling interest on adjustments (844) (844) Adjusted net earnings $ 17 , 729 $ 14 , 179 Three months ended (US$) March 31, 2018 March 31, 2017 Diluted net earnings $ 0 . 13 $ 0.04 Non - controlling interest redemption increment 0 . 07 0 . 08 Amortization of intangible assets, net of tax 0 . 14 0 . 09 Acquisition - related items 0 . 05 0 . 10 Restructuring costs, net of tax - 0 . 01 Stock - based compensation expense, net of tax 0 . 06 0 . 04 Adjusted EPS $ 0 . 45 $ 0.36 C olliers International 2018 14